Exhibit 99.4

2022

Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America as at December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, and the related notes contained therein. This MD&A is dated April 27, 2023. Additional information relating to Gold Reserve, including its Annual Report on Form 20-F, is available under the Company's profile on SEDAR at www.sedar.com.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three calendar years 2022, 2021 and 2020, equaled 0.7682, 0.7977 and 0.7455, respectively, and the exchange rate at the end of each such period equaled 0.739, 0.7827 and 0.7841, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside our control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

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Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation: (i) risks associated with the timing and ability to appeal, contest, reverse or otherwise alter the resolution of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities, including the Venezuelan Supreme Court of Justice; (ii) Venezuela’s failure to honor its commitments under the Company’s settlement agreement with them, with respect to their obligations to the Company in connection with Siembra Minera and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project; (iii) risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of Siembra Minera; (iv) the breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela; (v) risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera project; (vi) risks associated with sanctions imposed by the U.S. and Canadian governments, including without limitation those targeting Venezuela; (vii) risks associated with whether the Company is able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control or other similar regulatory bodies; (viii) risks associated with recovering funds under the Company’s settlement arrangements with the government of Venezuela or its various proceedings against the government of Venezuela, including (a) the potential ability of the Company to obtain funds as a result of the conditional writ of attachment fieri facias granted by the U.S. District Court of Delaware on March 31, 2023 with respect to shares of PDV Holding, Inc. (“PDVH”), whereby the Company may potentially enforce its September 2014 arbitral award and corresponding November 2015 U.S. judgment by participating in the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that the Lisbon District Court in Portugal granted a motion to allow the Company to attach and seize, and (b) the Company’s ability to repatriate any such funds, in the event grant of the writ of attachment is upheld and funds become available, or any funds owed to the Company under the settlement arrangements that may become available; and (ix) risks associated with Camac Partners LLC’s activist campaign or any other activist from time to time, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including appealing or contesting the Resolution. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in this MD&A, including, but limited to, the section entitled “Risk Factors”, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the U.S. Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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THE COMPANY

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of December 31, 2022. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively. The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through, our website does not form part of this MD&A.

We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement. Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award (as defined herein) in the courts or future financings.

BUSINESS OVERVIEW

The Company is engaged in the business of evaluating, acquiring, exploring and developing mining projects.

Exploration Prospects

Siembra Minera

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

In March 2022, the Ministry issued a Resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if there is a successful appeal or overturning of such resolution, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement (See Risk Factors - Related to the Resolution to Revoke the Rights with Respect to, and Development and Operation of, the Siembra Minera Project and Related to Collection of the Amounts Due Under the Settlement Agreement).

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedar.com.

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LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Management’s Recent Activities

Management’s focus has been on the collection of the remaining amounts owed to us by Venezuela and working toward all remedies that are available to us with respect to the Siembra Minera Project.

Settlement Agreement and Formation of Siembra Minera

In October 2009, we initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (“ICSID”) to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project (as herein defined) in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Award totaling $740.3 million. The Award (less legal costs and expenses) currently accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”) for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera as a Venezuelan company, by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (“the Mining Rights”) primarily related to the historical Brisas and Cristinas areas located in Bolivar State comprising the Siembra Minera Project.

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $994 million (including interest of approximately $216 million). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this MD&A, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

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In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued CVRs that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

A dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company did not and does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of December 31, 2022. As of the date of this report, settlement payments have been made to Greywolf and final agreements with and payments to the other holders of CVRs are pending.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. Certain participants of the Bonus Plan have notified the Company that in the event the Board of Directors interprets the CVR agreement in such a way as to include the value of Siembra Minera as proceeds, the Bonus Plan participants expect to be accorded the same interpretation of the terms under the Bonus Plan. For a variety of reasons, the Company does not agree with such participants’ position and believes it is inconsistent with the Bonus Plan generally. The Board has determined, upon recommendation of a special committee of independent directors of the Company, that no payments should be made or offered to Bonus Plan participants in parallel with the settlement with the CVR holders referred to above. The Bonus Plan is administered by independent members of the Board of Directors.

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Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Venezuela's Political, Economic and Social Conditions

Venezuela continues to experience political, economic and social turmoil. The country’s foreign currency earnings continue to fall due to reduced oil exports caused by declining production at PDVSA, the state-owned oil company, along with low oil prices and the impact of U.S. Sanctions. The country's overall infrastructure, social services network, and economy continue to deteriorate.

In early January 2023, the opposition National Assembly agreed not to extend the dual or interim government of Juan Guaidó any further, and the interim government was dissolved as a result. Additionally, the Assembly established a commission to oversee the country’s assets abroad in an effort to prevent the Maduro Administration from accessing those assets. All embassies in other countries opened by the interim government have been closed.

The U.S., Canada, and a few other countries that recognized the Juan Guaidó government still don’t recognize the Maduro Administration. The U.S., Canada, and others have called upon the Maduro Administration to hold free and fair presidential elections in the near term with the expectation of some Sanctions relief, if that were to occur. Countries including Colombia, Brazil, Mexico, and certain other Latin American and European countries are normalizing relations with the Maduro Administration.

The existing conditions in Venezuela and the Sanctions are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela under the Settlement Agreement and/or Award or to have the Resolution annulled.

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

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The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela or to contest the Resolution, which is expected to continue for an indeterminate period of time.

On June 4, 2020, the Board created a special committee of non-U.S. Persons (the “Special Committee”), for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “U.S. Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to U.S. Sanctions. This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, U.S. Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). The Special Committee is tasked with ensuring that the Company’s actions that it directs are in compliance with applicable laws. The Special Committee is currently comprised of three individuals: two of whom are directors, Mr. Coleman and Mr. Gagnon, along with a former director, Mr. J.C. Potvin. As previously disclosed, the Company did consider and did make OFAC license applications for the purposes then noted. The Company has received one limited OFAC license but there can be no assurances that other licenses will be obtained and/or that any licenses will be sufficient for the Company to procure any funds or obtain any specific results as a result of such receipt of any license.

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. It also impacts our ability to contest the Resolution. Even if we are successful in appealing the Resolution by the Ministry to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

FINANCIAL OVERVIEW

Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, the 2019 Return of Capital to Shareholders and results of operations. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses associated with activities related to the Siembra Minera Project, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing and by Venezuela's failure to honor its monetary and non-monetary obligations under the Settlement Agreement in a timely manner.

As discussed elsewhere in this MD&A, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award. Even if there is a successful annulment of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

During the year ended December 31, 2022, cash and cash equivalents decreased approximately $33.7 million compared to a decrease of approximately $8.3 million for the same period in 2021. The net decrease in cash and cash equivalents was primarily due to a $27.4 million investment in U.S. treasury bills and cash used in operations as more fully described in the "Liquidity and capital resources - Operating Activities" section below. Net loss for the year ended December 31, 2022 was $8.6 million compared to net loss of $10.6 million for the year ended December 31, 2021. The decrease in loss was primarily due to decreases in corporate general and administrative expense, Siembra Minera project related costs and a loss on impairment of cash in bank in 2021, partially offset by increases in legal and accounting expense, write-down of property, plant and equipment, contingent value rights expense and Settlement Agreement enforcement expense.

During the year ended December 31, 2021, cash and cash equivalents decreased approximately $8.3 million compared to a decrease of approximately $4.4 million for the same period in 2020. The net decrease in cash and cash equivalents was primarily due to cash used in operations as more fully described in the "Operating Activities" section below. Net loss for the year ended December 31, 2021 was $10.6 million compared to net loss of $11.5 million for the year ended December 31, 2020. The decrease in loss was primarily due to decreases in write-downs of property, plant and equipment and arbitration and settlement costs, partially offset by a 2021 impairment loss on a bank account and an increase in legal and accounting expense which was a result of regulatory filings related to share issuances, tax audits, revised compensation agreements and other corporate matters

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One of the Company’s Barbadian subsidiaries has a U.S. dollar account in an Antiguan bank which is part of a banking group based in Venezuela. The account was intended to be used to fund the Company’s activities related to the Siembra Minera project. The Company has been unable to transfer the funds out of the account and believes the banking group is experiencing severe financial difficulties. As a result, the Company does not have access to the funds and accordingly fully provided for the balance, resulting in an impairment loss of approximately $1.17 million in 2021. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We may need to rely on additional capital raises in the future. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Consolidated income, expenses, net loss before tax and net loss for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	Change	2021	Change	2020
Income	$466,673	$375,775	$90,898	$ (202,759)	$ 293,657
Expenses	(9,063,189)	1,624,501	(10,687,690)	2,212,612	(12,900,302)
Net loss before tax	$(8,596,516)	$2,000,276	$(10,596,792)	2,009,853	(12,606,645)
Net loss and comprehensive loss	$(8,596,516)	$2,000,276	$(10,596,792)	$ 920,493	$ (11,517,285)

Income (Loss)

	2022	Change	2021	Change	2020

Interest income	$582,523	$551,428	$31,095	$ (263,182)	$ 294,277
Gain (loss) on disposition of
property, plant and equip	(8,410)	(66,972)	58,562	89,038	(30,476)
Gain (loss) on marketable equity securities	(7,165)	(28,808)	21,643	15,887	5,756
Foreign currency gain (loss)	(100,275)	(79,873)	(20,402)	(44,502)	24,100
	$466,673	$375,775	$90,898	$ (202,759)	$ 293,657

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the year ended December 31, 2022, income increased over the prior year primarily as a result of an increase in interest income due to an increase in interest rates partially offset by an increase in foreign exchange loss. For 2021, the decrease in income from the prior year was primarily a result of a reduction in interest income due to a decrease in interest rates and a reduction in foreign currency gain, partially offset by increases in gains on disposition of property, plant and equipment and marketable equity securities.

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Expenses

	2022	Change	2021	Change	2020

Corporate general and administrative	$5,149,650	$(869,074)	$6,018,724	$ 871,391	$ 5,147,333
Contingent value rights	461,835	461,835	-	(59,549)	59,549
Siembra Minera Project and related costs	223,237	(1,452,232)	1,675,469	106,728	1,568,741
Write-down of property, plant and equipment	622,969	622,969	-	(3,749,531)	3,749,531
Loss on impairment of cash in bank account	-	(1,166,529)	1,166,529	1,166,529	-
Exploration costs	62,096	(56,163)	118,259	44,576	73,683
Legal and accounting	1,924,808	679,087	1,245,721	546,911	698,810
Settlement Agreement enforcement	450,477	305,330	145,147	(987,144)	1,132,291
Equipment holding costs	168,117	(149,724)	317,841	(152,523)	470,364
Total expenses for the period	$9,063,189	$(1,624,501)	$10,687,690	$ (2,212,612)	$ 12,900,302

Corporate general and administrative expense for the year ended December 31, 2022 decreased from the comparable period in 2021 primarily due to a decrease in non-cash stock option compensation and a reduction in executive compensation and Director fees. The decrease in corporate general and administrative expense was partially offset by severance expense related to the retirement of the Company’s President, the allocation of costs previously classified as Siembra Minera Project costs and an increase in Director and Officer insurance. In the second through fourth quarters of 2022, the Company incurred approximately $0.7 million of consultant and other costs which, prior to the Resolution to revoke the mining rights of Siembra Minera, were classified as Siembra Minera Project costs. Beginning in the second quarter of 2022, these costs are classified as general and administrative expense. Certain of these costs are expected to continue as they may be relevant to the Company’s future activities with respect to the Resolution, other legal support activities and/or the Settlement Agreement. Contingent value rights expense increased due to costs related to the settlement with CVR holders (See Note 2 to the audited consolidated financial statements). Siembra Minera Project costs decreased from the prior year as a result of the March 2022 Venezuelan Ministry of Mine’s issuance of the Resolution to revoke the mining rights of Siembra Minera and the reallocation, in the second through fourth quarters of 2022, of certain costs previously associated with the Siembra Minera project to corporate general and administrative expense. The Company recorded a write-down of property, plant and equipment in 2022 due to an assessment that the market value of certain equipment had decreased. A loss on impairment of cash in a bank account was recorded in 2021 when it was determined that the Company does not have access to funds in a bank account held in a financial institution which is believed to be experiencing financial difficulties. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur. Legal and accounting expenses increased primarily as a result of an increase in professional fees associated with the Resolution to revoke the Siembra Minera mining rights, efforts to reinstate those rights, tax compliance and other corporate matters. Settlement Agreement enforcement expense increased due to legal and other costs associated with enforcement and collections of the Award. Equipment holding costs decreased due to the disposal of some of the equipment in 2021. Overall, total expenses for the year ended December 31, 2022 decreased by approximately $1.6 million from the comparable period in 2021.

9

Corporate general and administrative expense for the year ended December 31, 2021 increased from the comparable period in 2020 primarily due to an increase in non-cash stock option compensation. CVR-related expenses decreased due to a decrease in the tax benefits associated with prior years’ receipts of payments under the Settlement Agreement. Expenses associated with the Siembra Minera Project during the year ended December 31, 2021 increased from the prior comparable period due to an increase in non-cash stock option compensation of project technical consultants. Impairment write-downs of property, plant and equipment decreased as the Company did not record any write-downs of property, plant and equipment in 2021. Loss on impairment of cash in a bank account was recorded in 2021 but not in the prior year. It was determined that the Company does not have access to funds in a bank account held in a financial institution which is believed to be experiencing financial difficulties. The Company is continuing to pursue a recovery of the account balance but there is considerable doubt as to whether recovery of the funds will occur. Legal and accounting expenses increased from the prior comparable period primarily as a result of an increase in professional fees associated with regulatory filings related to share issuances, tax audits, revised compensation agreements and other corporate matters. Settlement Agreement enforcement expense decreased as a result of a decrease in the need for counsels' assistance in the evaluation of various issues associated with the status of the Settlement Agreement and the Siembra Minera Project. Equipment holding costs decreased due to the disposal of some of the equipment in 2021. Overall, total expenses for the year ended December 31, 2021 decreased by approximately $2.2 million from the comparable period in 2020.

Summary of Quarterly Results (1)

Quarter ended	12/31/22	9/30/22	6/30/22	3/31/22	12/31/21	9/30/21	6/30/21	3/31/21
Income (loss)	$322,504	$60,039	$40,754	$43,376	$(76,489)	$12,563	$95,416	$59,408
Net loss
before tax	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)
Per share	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
Fully diluted	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
Net loss	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)	(1,874,277)
Per share	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
Fully diluted	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the fourth quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates. In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities. In the second quarter of 2022, income decreased as a result of fluctuations in currency exchange rates resulting in foreign currency losses in the second quarter of 2022 compared to foreign currency gains in the first quarter of 2022. The decrease in income was partially offset by an increase in interest as a result of higher interest rates. In the first quarter of 2022, income increased primarily as a result of unrealized gains on marketable equity securities. In the fourth quarter of 2021, income decreased as a result of unrealized losses on marketable equity securities, foreign currency loss and losses on disposition of property, plant and equipment. In the third quarter of 2021, income decreased due to a decrease in the gain on sale of equipment and an increase in foreign currency loss. In the second quarter of 2021, income increased due to a gain on sale of equipment. In the first quarter of 2021, income increased due to an increase in gain on marketable equity securities, partially offset by a decrease in foreign currency gain.

In the fourth quarter of 2022, net loss increased primarily due to an increase in contingent value rights expense, write-down of property, plant and equipment and Settlement Agreement enforcement expense. In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense. In the second quarter of 2022, net loss increased primarily as a result of severance expense and legal and other costs related to the revocation, reinstatement efforts and potential damages claims associated with the Siembra Minera mining rights. In the first quarter of 2022, net loss decreased as a result of a reduction in compensation expense including non-cash stock option expense. In the fourth quarter of 2021, net loss increased primarily as a result of an increase in non-cash stock option compensation expense and a loss on impairment of cash in a bank account. In the third quarter of 2021, net loss increased due primarily to an increase in legal and accounting expense and a decrease in income. In the second quarter of 2021, net loss decreased as a result of decreases in legal, accounting and arbitration costs and a gain on sale of equipment. In the first quarter of 2021, net loss decreased as the Company did not have further write-downs of property, plant and equipment.

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Selected Annual Information (1)

	$ $	2022	$ $	2021	$ $	2020
Income (loss)		$466,673		$90,898		$293,657
Expenses		$(9,063,189)		$(10,687,690)		$(12,900,302)
Income tax benefit		$-		$-		$1,089,360
Net loss		$(8,596,516)		$(10,596,792)		$(11,517,285)
Net loss per share, basic and diluted		$(0.09)		$(0.11)		$(0.12)
Total assets		$52,943,925		$60,640,443		$69,435,303
Total liabilities		$1,351,341		$610,561		$1,011,079
Total shareholders’ equity		$51,592,584		$60,029,882		$68,424,224
Common shares outstanding		99,547,710		99,547,710		$99,395,048

(1)	The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

Liquidity and capital resources

At December 31, 2022, we had cash and cash equivalents of approximately $15.4 million which represents a decrease from December 31, 2021 of approximately $33.7 million. The net decrease was primarily due to a $27.4 million investment in U.S. Treasury Bills with original maturities of between 3 and 12 months. Additionally, cash decreased as a result of cash used in operations as more fully described in the “Operating Activities” section below. At December 31, 2021, we had cash and cash equivalents of approximately $49.1 million which represents a decrease from December 31, 2020 of approximately $8.3 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below.

	2022	Change	2021	Change	2020
Cash and cash equivalents	$15,380,489	$(33,737,141)	$49,117,630	$ (8,297,720)	$ 57,415,350

As of December 31, 2022, we had financial resources including cash, cash equivalents, term deposits and marketable securities totaling approximately $43.0 million (predominantly held in U.S. and Canadian banks and financial institutions), machinery and equipment intended to be sold with a carrying value of approximately $1.0 million (See Note 6 to the audited consolidated financial statements), an income tax receivable of approximately $8.1 million (See Note 10 to the audited consolidated financial statements), and short-term financial obligations consisting of accounts payable, accrued expenses, severance liability and contingent value rights of approximately $1.4 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, the annulment of the Resolution, a change of administration in Venezuela and/or removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

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Operating Activities

Cash flow used in operating activities for the years ended December 31, 2022, 2021 and 2020 was approximately $6.4 million, $8.6 million and $4.6 million, respectively. Cash flow used in operating activities consists of net loss adjusted for gains and losses on marketable securities, non-cash expense items primarily related to stock option compensation and depreciation and certain non-cash changes in working capital.

As more fully described in the change in expenses analysis in the Operating Results section above, cash flow used in operating activities during the year ended December 31, 2022 decreased from the prior comparable period primarily due to an income tax refund and decreases in corporate general and administrative expense, Siembra Minera project and related costs, and equipment holding costs, partially offset by an increase in legal and accounting expense related to the Resolution to revoke the Siembra Minera mining rights, tax compliance and other corporate matters. Cash flow used in operating activities during the year ended December 31, 2021 increased from the prior comparable period primarily due to an increase in legal and accounting expenses, a loss on impairment of cash in bank account and a receipt of a cash refund of income tax in the first quarter of 2020, partially offset by a decrease in Settlement Agreement enforcement expense.

Investing Activities

	2022	Change	2021	Change	2020
Purchase of term deposits	$(27,376,561)	$(27,376,561)	$-	$ -	$ -
Proceeds from disposition
of marketable securities	-	-	-	(100,126)	100,126
Proceeds from disposition
of property, plant and equipment	2,004	(313,385)	315,389	216,740	98,649
Purchase of property, plant and equipment	-	2,381	(2,381)	44,372	(46,753)
	$(27,374,557)	$(27,687,565)	$313,008	$ 160,986	$ 152,022

Cash flow from investing activities decreased during the year ended December 31, 2022 due to the purchase of term deposits and a decrease in proceeds from sale of mining equipment. As of December 31, 2022, the Company held approximately $1.0 million of Brisas Project related equipment intended for future sale (See Note 6 to the audited consolidated financial statements). Cash flow from investing activities increased during the year ended December 31, 2021 due to an increase in sales of mining equipment and a decrease in purchases of property, plant and equipment partially offset by a decrease in proceeds from disposition of marketable securities.

Financing Activities

The Company did not have cash flows from financing activities during the years ended December 31, 2022, 2021 and 2020.

Contractual Obligations

Our contractual obligation payments as of December 31, 2022 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described above and in Note 2 to the audited consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and employees as described in Note 9 to the audited consolidated financial statements. As of December 31, 2022, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $4.9 million.

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During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2022, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. As of December 31, 2022, the Company had an accrued liability for severance payments of approximately $0.5 million related to the announced retirement of the Company’s President. This amount was recorded in general and administrative expense for the year ended December 31, 2022.

A. Douglas Belanger, former President and director, retired from all positions with the Company and its subsidiaries, effective as of December 31, 2022. Mr. Belanger will continue to participate in the Bonus Plan in accordance with its terms for retired employees and has entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

A dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company did not and does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of December 31, 2022. As of the date of this report, settlement payments have been made to Greywolf and final agreements with and payments to the other holders of CVRs are pending.

The Company’s former President, A. Douglas Belanger, retired from the Company effective December 31, 2022 and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Disclosure Controls and Procedures (DC&P)

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our DC&P (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this MD&A. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our DC&P were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

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Internal Control over Financial Reporting (ICFR)

Management is responsible for establishing and maintaining ICFR. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our ICFR as of December 31, 2022 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our ICFR was effective as of December 31, 2022.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), during our fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•	assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;
•	use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock-based compensation; and
•	preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions.
•	recognition of the receivable and associated obligations with the Venezuelan arbitration (See Note 2 to the audited consolidated financial statements).

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

RISK FACTORS

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Related to the Resolution to Revoke the Rights with Respect to, and Development and Operation of, the Siembra Minera Project

The Ministry issued a Resolution in March 2022 to revoke the mining rights of the Venezuelan joint venture company, Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if there is a successful appeal or overturning of such resolution, the following additional risks apply in connection with any development or operation of the Siembra Minera Project.

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Venezuela's failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera Project could adversely affect the Company.

There remains a number of outstanding commitments by Venezuela associated with the formation and operation of Siembra Minera including a number of legal or regulatory obstacles related to the development of the Siembra Minera Project, completion of additional definitive documentation, remaining governmental approvals and obtaining financing to fund the capital costs of the Siembra Minera Project.

The breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project by Venezuela could have an adverse impact on the Company.

In the event Venezuela breaches one or more of the terms of the underlying agreements governing the formation of Siembra Minera (including as a result of the resolution to revoke the mining rights) and the future development of the Siembra Minera Project, the Company could be exposed to substantial enforcement costs of prosecuting such a claim over a number of years and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected.

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of the Preliminary Economic Assessment (the “PEA”). The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the Siembra Minera Project or its development would be determined feasible.

Related to Collection of the Amounts Due Under the Settlement Agreement

Failure to collect amounts payable pursuant to the Settlement Agreement would materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us an Arbitral Award (the “Award”) (including interest) and purchase our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”). Under the terms of the Settlement Agreement (as amended), Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our Mining Data for a total of approximately $1.032 billion to be paid in monthly installments ending on or before June 15, 2019. The remaining unpaid and delinquent amount due from Venezuela pursuant to the Settlement Agreement, as of the date of this report, totals approximately $994 million (including interest of approximately $216 million). Also, the Settlement Agreement contemplates the calculation of interest on unpaid amounts based on the LIBOR benchmark. With the phase out of LIBOR, we will be required to either agree with Venezuela on a new interest benchmark, if and when engagement with the Venezuelan government is possible, or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark. The Company also has various proceedings against the government of Venezuela, including with respect to the conditional writ of attachment fieri facias granted by the U.S. District Court of Delaware on March 31, 2023 relating to shares of PDVH, whereby the Company may potentially enforce the Award by participating in the potential sale of PDVH shares, and the motion granted by the Lisbon District Court in Portugal on January 13, 2023 to allow the Company to attach and seize certain funds as recovery under the Settlement Agreement. Failure to collect these amounts could materially adversely affect the Company

15

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

In conjunction with entry into the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award, subject to Venezuela making the payments on the schedule set forth in the Settlement Agreement, and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not able to collect the amounts due to us as contemplated in the Settlement Agreement and/or the Award. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

In addition, even if there is a successful appeal or overturning of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Related to Sanctions Imposed On Venezuela By the U.S. and Canadian Governments

Sanctions currently imposed on Venezuela and related governmental officials by the U.S. and Canada, and any further sanctions that may be imposed in the future, could materially adversely affect the Company.

The U.S. and Canadian governments have imposed sanctions targeting the Venezuelan government and certain Venezuelan individuals (the “Sanctions”) that apply to Siembra Minera as a result of the Venezuelan government's 55% ownership and the collection of the Award contemplated by the Settlement Agreement (See "Item 4 - Information on the Company — Business Overview — U.S. and Canadian Sanctions" in the Company’s Annual Report on Form 20-F for more details).

Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may further restrict our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful appeal or overturning of the purported revocation of the mining rights of Siembra Minera, arrangements related to the Siembra Minera Project, including:

•	an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank outside of Venezuela;
•	an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and
•	an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the mixed company agreement.
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The occurrence of any of the foregoing or other events could result in the failure of the Settlement Agreement and/or mixed company arrangements to be performed in their current form which could have a material adverse effect on the Company, including our ability to own our interest in Siembra Minera or operate it or maintain sufficient liquidity to operate it as a going concern.

Risks Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•	we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;
•	economic and political developments in Venezuela;
•	the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful appeal or overturning of the resolution to revoke the mining rights of Siembra Minera, the terms of the mixed company arrangement related to the development of the Siembra Minera Project;
•	our operating performance and financial condition;
•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;
•	the public's reaction to announcements or filings by us or other companies;
•	the public's reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
•	the price of gold, copper and silver;
•	the addition to or changes to existing personnel; and
•	general global economic conditions, including, without limitation, interest rates, general levels of economic activity, fluctuations in market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, public health crisis (such as the global outbreak of COVID-19).

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to Shareholders are subject to inherent risks.

We may declare cash dividends or make distributions in the future only if our earnings (including payment of the Award) and capital are sufficient to justify the payment of such dividends or distributions. However, we may have to rely on additional capital raises in the future. At this time, we do not anticipate any.

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Risks Related to our Operations

Business activities concentrated in Venezuela are subject to inherent local risks.

Even if there is a successful appeal or overturning of the Resolution, our potential development and/or future operation of the Siembra Minera project (the "Siembra Minera Project"), as well as our activities related to the enforcement of the Settlement Agreement and/or collection of the remaining amounts due pursuant to the Settlement Agreement will be influenced by the sanctions imposed by the U.S. and Canadian governments and conditions in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks, including:

•	the effects of local political, labor and economic developments, instability and unrest;
•	changes in the government of Venezuela and among its officeholders;
•	significant or abrupt changes in the applicable regulatory or legal climate, including changes to laws or the enforcement (or lack thereof) or unpredictability of the Venezuelan judiciary;
•	currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;
•	international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
•	exchange controls and export or sale restrictions;
•	currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation;
•	civil unrest, military actions and crime;
•	corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	new or changes in regulations related to mining, environmental and social issues; and
•	the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g., the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project, even if there is a successful appeal or overturning of the Resolution to revoke the mining rights of Siembra Minera, and the wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”). Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project, even if there is a successful appeal or overturning of the resolution to revoke the mining rights of Siembra Minera, and the LMS Property. Any one or more of these factors or occurrences of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

18

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities impacted by Sanctions related to the Settlement Agreement, operation of Siembra Minera, potential development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

We may have exposure to greater than previously anticipated tax liabilities, which could harm our business.

We have tax filings that are currently (or may in the future be) under audit by U.S. and Canadian tax authorities. Any adverse outcome from these tax audits could seriously harm our business, including as a result of any adverse tax, accounting or financial impacts. We have incurred significant legal and other costs in response to these audits and may incur significant additional costs prior to resolving these matters. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management that may be challenged by the applicable tax authorities. We cannot guarantee that any tax audit to which we are currently subject or that which we may be subject to in the future will result in a favorable outcome. Our results of operations and cash flows could be adversely affected by additional taxes imposed on us. These factors could materially adversely affect our Company and the trading price of our common stock.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. Holders should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2022.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our Shareholders for the taxable year ended December 31, 2022. U.S. Holders should also be aware that unless a timely and effective "QEF election" was made with respect to Class A shares held during any period during which we were a PFIC, with respect to those shares, we are deemed to continue to be a PFIC with respect to such U.S. Holder for each taxable period.

The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC with respect to a U.S. Holder for any taxable year generally depends on our assets and income and those of our subsidiaries over the course of each such taxable year and, as a result, cannot be predicted with certainty for the current or any future year.

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A shares and any “excess distributions” (as specifically defined by the Code) paid on our Class A shares must be ratably allocated to each day in a U.S. Holder’s holding period for the Class A shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the Class A shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. Holder that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. Holder to make a QEF election, we must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the IRS.  We will prepare and make the annual statement available to U.S. Holders, and will permit access to the required information in the event of an audit by the IRS.  As a possible second alternative, a U.S. Holder may make a “mark-to-market election” with respect to a taxable year in which we are a PFIC and the Class A shares are “marketable stock” (as specifically defined).  A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Class A shares.

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Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a mark-to-market election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s ownership and disposition of Class A shares.

There are material tax risks associated with holding and selling or otherwise disposing of Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,547,710 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders, with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to Shareholders.

Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Company or upon any distribution of the assets of the Company; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options on up to 9,939,500 Class A Shares. As of the date of this MD&A, 7,578,393 of those options were outstanding and 2,361,107 options were available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

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Stock options exercisable for common shares as of the date hereof:

Expiry Date	Exercise Price	Number of Shares
July 25, 2024	$ 3.26	250,000
June 29, 2025	$ 3.15	180,000
February 16, 2027	$ 2.39	3,369,643
May 1, 2027	$ 1.93	125,000
September 9, 2030	$ 1.75	125,000
September 25, 2030	$ 1.70	135,000
January 7, 2031	$ 1.61	50,000
October 4, 2031	$ 1.60	2,983,750
October 4, 2032	$ 0.99	165,000
November 17, 2032	$ 1.08	145,000
December 14, 2032	$ 1.28	50,000
Total Class A Shares issuable pursuant to stock options		7,578,393

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A Shares outstanding	99,547,710
Shares issuable pursuant to the 2012 Equity Incentive Plan	7,578,393
Total shares outstanding, fully diluted	107,126,103

Additional Information

Additional information relating to our Company, including our Company's Annual Information Form, is on SEDAR at www.sedar.com

21

Audited Consolidated Financial Statements

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

/s/ Rockne J. Timm	/s/ David P. Onzay
Chief Executive Officer	Chief Financial Officer
April 27, 2023	April 27, 2023

22

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 2 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company has received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2022, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

23

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 27, 2023

We have served as the Company's auditor since 2001.

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GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$15,380,489	$49,117,630
Term deposits (Note 4)			27,499,188	–
Marketable equity securities (Note 5)			98,053	105,218
Income tax receivable (Note 10)			8,091,104	8,682,839
Prepaid expense and other			458,939	506,663
Total current assets			51,527,773	58,412,350
Property, plant and equipment, net (Note 6)			1,416,152	2,153,678
Right of use asset			–	74,415
Total assets			$52,943,925	$60,640,443
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 2)			$647,283	$473,226
Severance accrual (Note 9)			531,981	–
Lease liability			–	77,093
Contingent value rights (Note 2)			172,077	60,242
Total current liabilities			1,351,341	610,561

Total liabilities			1,351,341	610,561

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,679,682	302,679,682
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2022…99,547,710	2021…99,547,710
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,561,301	23,402,083
Accumulated deficit			(295,273,771)	(286,677,255)
Total shareholders' equity			51,592,584	60,029,882
Total liabilities and shareholders' equity			$52,943,925	$60,640,443

Contingencies (Note 2)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James Tunkey /s/ Yves M. Gagnon

25

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2022	2021	2020
INCOME (LOSS)
Interest income	$582,523	$31,095	$294,277
Gain (loss) on disposition of property, plant and equipment (Note 6)	(8,410)	58,562	(30,476)
Gain (loss) on marketable equity securities (Note 5)	(7,165)	21,643	5,756
Foreign currency gain (loss)	(100,275)	(20,402)	24,100
	466,673	90,898	293,657
EXPENSES
Corporate general and administrative (Notes 2 and 9)	5,149,650	6,018,724	5,147,333
Contingent value rights (Note 2)	461,835	–	59,549
Siembra Minera Project and related costs (Note 7)	223,237	1,675,469	1,568,741
Write-down of property, plant and equipment (Note 6)	622,969	–	3,749,531
Loss on impairment of cash in bank account (Note 3)	–	1,166,529	–
Exploration costs	62,096	118,259	73,683
Legal and accounting	1,924,808	1,245,721	698,810
Settlement Agreement enforcement (Note 2)	450,477	145,147	1,132,291
Equipment holding costs	168,117	317,841	470,364
	9,063,189	10,687,690	12,900,302

Net loss before income tax benefit	(8,596,516)	(10,596,792)	(12,606,645)
Income tax benefit (Note 10)	–	–	1,089,360

Net loss and comprehensive loss for the year	$(8,596,516)	$(10,596,792)	$(11,517,285)

Net loss per share, basic and diluted	$(0.09)	$(0.11)	$(0.12)

Weighted average common shares outstanding,
basic and diluted	99,547,710	99,481,626	99,395,048

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$(264,563,178)
Net loss for the year	–	–	–	–	(11,517,285)
Stock option compensation (Note 9)	–	–	–	656,775	–
Balance December 31, 2020	99,395,048	302,469,647	20,625,372	21,409,668	(276,080,463)
Net loss for the year	–	–	–	–	(10,596,792)
Share issuance	152,662	210,035	–	–	–
Stock option compensation (Note 9)	–	–	–	1,992,415	–
Balance, December 31, 2021	99,547,710	302,679,682	20,625,372	23,402,083	(286,677,255)
Net loss for the year	–	–	–	–	(8,596,516)
Stock option compensation (Note 9)	–	–	–	159,218	–
Balance, December 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$(295,273,771)

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss for the year	$(8,596,516)	$(10,596,792)	$(11,517,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	159,218	1,992,415	656,775
Depreciation	104,143	106,428	124,267
Write-down of property, plant and equipment	622,969	–	3,749,531
Loss (gain) on disposition of property, plant and equipment	8,410	(58,562)	30,476
Loss (gain) on marketable equity securities	7,165	(21,643)	(5,756)
Income tax recovery	–	–	(1,089,360)
Amortization of discount on term deposits	(122,627)	–	–
Changes in non-cash working capital:
Decrease in income tax receivable	591,735	–	3,204,812
Increase in severance accrual	531,981	–	–
Increase in contingent value rights accrual	111,835	–	–
Net decrease in prepaid expense and other	47,724	66,748	174,461
Net increase (decrease) in accounts payable and accrued expenses	171,379	(99,322)	113,270
Net cash used in operating activities	(6,362,584)	(8,610,728)	(4,558,809)
Cash Flows from Investing Activities:
Purchase of term deposits	(27,376,561)	–	–
Proceeds from disposition of marketable equity securities	–	–	100,126
Proceeds from disposition of property, plant and equipment	2,004	315,389	98,649
Purchase of property, plant and equipment	-	(2,381)	(46,753)
Net cash provided by (used in) investing activities	(27,374,557)	313,008	152,022
Cash Flows from Financing Activities:
Net cash used in financing activities	–	–	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(33,737,141)	(8,297,720)	(4,406,787)
Cash and cash equivalents - beginning of year	49,117,630	57,415,350	61,822,137
Cash and cash equivalents - end of year	$15,380,489	$49,117,630	$57,415,350

The accompanying notes are an integral part of the audited consolidated financial statements.

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Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities have included: the advancement of the Siembra Minera project (the "Siembra Minera Project") (including the related social and humanitarian efforts) and corporate and legal activities associated with the collection of the unpaid balance of the Award and the Resolution (as defined herein) of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, along with planned activities if there is a successful appeal or other outcome of such Resolution.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement (defined below) as well as the Resolution which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and/or pursuing remedies with respect to the Resolution. Even if we are successful in appealing the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera (as defined herein) and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

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Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, originally acquired for the Brisas Project, that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

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Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $972 million (including interest of approximately $194 million) as of December 31, 2022. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. This judgement was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement and the Resolution (See Note 7). The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

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We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

As previously disclosed, a dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund, and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of December 31, 2022.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. Certain participants of the Bonus Plan have notified the Company that in the event the Board of Directors interprets the CVR agreement in such a way as to include the value of Siembra Minera as proceeds, the Bonus Plan participants expect to be accorded the same interpretation of the terms under the Bonus Plan. The Board has determined, upon recommendation of a special committee of independent directors of the Company, that no payments should be made or offered to Bonus Plan participants in parallel with the settlement with the CVR holders referred to above. As of December 31, 2022, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 3. Cash and Cash Equivalents:

	December 31,	December 31,
	2022	2021
Bank deposits	$1,123,095	$1,846,842
Short term investments	14,257,394	47,270,788
Total	$15,380,489	$49,117,630

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds and U.S. treasury bills which mature in three months or less.

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One of the Company’s Barbadian subsidiaries has a U.S. dollar account in an Antiguan bank which is part of a banking group based in Venezuela. The account was intended to be used to fund the Company’s activities related to the Siembra Minera project. The Company has been unable to access these funds or transfer the funds out of the account. As a result, in the fourth quarter of 2021 the Company fully impaired the financial asset and recorded an impairment loss of $1,166,529.

Note 4. Term Deposits:

	December 31,	December 31,
	2022	2021
U.S. Treasury Bills	$27,499,188	$–

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of between 3 and 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms. In 2022, the Company recorded non-cash interest income of $122,627 related to the amortization of discount on term deposits.

Note 5. Marketable Securities:

	December 31,	December 31,
	2022	2021
Equity securities
Fair value and carrying value at beginning of year	$105,218	$83,575
Increase (decrease) in fair value	(7,165)	21,643
Fair value and carrying value at balance sheet date	$98,053	$105,218

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

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		Accumulated
	Cost	Depreciation	Net
December 31, 2021
Machinery and equipment	$1,602,133	$–	$1,602,133
Furniture and office equipment	423,813	(322,389)	101,424
Transportation equipment	326,788	(230,695)	96,093
Leasehold improvements	29,390	(25,362)	4,028
Mineral property	350,000	–	350,000
	$2,732,124	$(578,446)	$2,153,678

Machinery and equipment consists of a semi-autogenous grinding (SAG) mill shell and minor infrastructure equipment originally intended for use on the Brisas Project. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that our equipment’s fair value less cost to sell is in excess of the carrying amount. In 2022, we wrote down the value of the SAG mill shell based on an updated assessment of its market value. During the fourth quarter of 2020, the Company determined that the value of the motor for the SAG mill had declined to the extent that it should be disposed of in order to reduce equipment holding cost and accordingly it was written down to scrap value. The Company recorded impairment write-downs of property, plant and equipment of $0.6 million, NIL and $3.7 million during the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company disposed of certain property, plant and equipment and recorded a (loss) gain of $(8,410), $58,562 and $(30,476), respectively.

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

Project expenditures incurred in 2022, 2021 and 2020 primarily related to costs associated with the retention of technical consultants and, to a lesser degree, work related to compliance and reporting obligations, maintenance of the technical data-base, and costs of social work programs. The Company directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through March 31, 2022, amounted to a total of approximately $22.9 million. In the second through fourth quarters of 2022, the Company incurred approximately $0.7 million of certain Venezuelan related consultant and other costs which, in previous quarters, were recorded as Siembra Minera Project and related costs. Beginning in the second quarter of 2022, as a result of the Resolution, these costs were recorded in general and administrative expense.

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Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the plan years 2022 and 2021 were approximately $140,000 and $163,000, respectively. For the 2020 plan year, 123,662 Class A common shares with a fair value of approximately $170,000 were contributed to participants in the 401(k) Plan.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase the Company’s Class A common shares. During the second quarter of 2021, the number of shares available under the plan was increased to a maximum of 9,939,500 shares. As of December 31, 2022, there were 2,361,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,218,393	$ 2.08	4,629,565	$ 2.36	4,369,565	$ 3.09
Options granted	360,000	1.07	3,033,750	1.60	260,000	1.72
Options expired	-	-	(444,922)	1.85	-	-
Options outstanding - end of period	7,578,393	$ 2.03	7,218,393	$ 2.08	4,629,565	$ 2.36

The following table relates to stock options at December 31, 2022:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	360,000	$1.07	$ 73,250	9.84	360,000	$1.07	$ 73,250	9.84
$1.60 - $1.60	2,983,750	$1.60	-	8.76	2,983,750	$1.60	-	8.76
$1.61 - $1.93	435,000	$1.77	-	6.78	435,000	$1.77	-	6.78
$2.39 - $2.39	3,369,643	$2.39	-	4.13	3,369,643	$2.39	-	4.13
$3.15 - $3.26	430,000	$3.21	-	1.95	430,000	$3.21	-	1.95
$0.99 - $3.26	7,578,393	$2.03	$ 73,250	6.25	7,578,393	$2.03	$ 73,250	6.25

In 2022, the Company granted 360,000 options and recorded non-cash stock option expense of $159,218 in general and administrative expense upon the vesting of stock options granted in current and prior periods.

In October 2021, in conjunction with the implementation of a three-year cost reduction program which included the reduction of cash compensation, the Company granted approximately 3.0 million options to purchase the Company’s Class A common shares and recorded non-cash stock option expense of approximately $1.9 million. Including the options issued under the cost reduction program, the Company granted a total of 3,033,750 and 260,000 options during the years ended December 31, 2021 and 2020, respectively. The Company recorded non-cash compensation during the years ended December 31, 2021 and 2020 of $1,992,415 and $656,775, respectively for stock options granted in the current and prior periods. Approximately $1.6 million of 2021 stock option compensation was recorded in Corporate General and Administrative expense and $0.4 million was recorded in Siembra Minera Project and related costs.

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The weighted average fair value of the options granted in 2022, 2021 and 2020 was calculated as $0.41, $0.64 and $0.72, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2022 2021 2020

Risk free interest rate	4.18%	0.94%	0.26%
Expected term	2.73 years	5.0 years	5.0 years
Expected volatility	55%	45%	49%
Dividend yield	Nil	Nil	Nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2022, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $4.9 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Milestone bonuses

The Company implemented an incentive bonus plan in the fourth quarter of 2021 which involves senior management whose cash compensation was reduced as part of a three-year cost reduction program. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2022, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2022, the Company has an accrued liability for probable severance payments of approximately $0.5 million. This amount is included in general and administrative expense for the year ended December 31, 2022.

Note 10. Income Tax:

Income tax benefit for the years ended December 31, 2022, 2021 and 2020 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 2,149,129	25	$ 2,649,198	25	$ 3,151,661	25
Decrease due to:
Different tax rates on foreign subsidiaries	(285,668)	(3)	(658,471)	(6)	(382,207)	(3)
Non-deductible expenses	(91,510)	(1)	(419,589)	(4)	(155,633)	(1)
Change in valuation allowance and other	(1,771,951)	(21)	(1,571,138)	(15)	(1,524,461)	(12)
	$ -	-	$ -	-	$ 1,089,360	9

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The Company recorded an income tax benefit of $NIL for the years ended December 31, 2022 and 2021, and $1.1 million for the year ended December 31, 2020. The Company recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allowed companies to carryback losses incurred in 2018, 2019 and 2020. The Company recorded an income tax benefit in prior years to reflect the carryback of U.S. taxable losses incurred in 2020 and 2019 to offset taxable income in 2018.

The Company has an income tax receivable of $8.1 million related to the carryback of losses as noted above and prior year overpayments resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the 2017 write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project. During the second quarter of 2022, the Company received a tax refund of $0.6 million related to the carryback of losses incurred in 2020 as noted above. The 2017 tax filing of the Company’s U.S. subsidiary is under examination by the Internal Revenue Service. Additionally, Canada Revenue Agency is examining the Company’s 2018 and 2019 international transactions. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject will result in favorable outcomes.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
Deferred income tax assets
Net operating loss carry forwards	$39,298,070	$40,045,479
Property, Plant and Equipment	2,129,038	2,023,434
Other	1,672,940	1,537,637
	43,100,048	43,606,550
Valuation allowance	(43,090,943)	(43,557,562)
	$9,105	$48,988

Deferred income tax liabilities
Other	(9,105)	(48,988)
Net deferred income tax asset	$-	$-

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At December 31, 2022, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,931,223	2026
		3,584,098	2027
		13,660,950	2028
		12,946,583	2029
		15,994,783	2030
		17,910,454	2031
		5,196,582	2032
		7,554,761	2033
		8,753,336	2034
		12,494,741	2035
		14,854,933	2036
		11,202,657	2037
		1,072,063	2038
		2,794,104	2039
		4,153,315	2040
		15,034,518	2041
		3,958,003	2042
	4,875,207		-
	$4,875,207	$ 153,097,104

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CORPORATE INFORMATION

Officers and Directors

James H. Coleman

Executive Chairman and Director

Rockne J. Timm

Chief Executive Officer and Director

David P. Onzay

Chief Financial Officer

James P. Geyer

Director

Yves M. Gagnon

Director

Robert A. Cohen

Director

James Michael Johnston

Director

James P. Tunkey

Director

Annual Meeting

The 2023 Annual Meeting will be held at 9:30 a.m. on November 15, 2023

999 W. Riverside Avenue

Suite 401

Spokane, Washington 99201 USA

Share Information

Number of Shareholders

Approximately 8,000

Common Shares Issued October 16, 2023

Class A common– 99,548,711

Purchase Options– 7,577,392

Securities Listing/Quote

Canada– The TSX Venture Exchange:

GRZ.V

United States– OTCQX:

GDRZF

Transfer Agent

Computershare Trust Company, Inc.

Toronto, Ontario Canada

Greenwood Village, CO USA

Registered Agent

Norton Rose Fulbright Canada LLP

Calgary, Alberta Canada

Office

Corporate

999 W. Riverside Avenue

Suite 401

Spokane, WA USA

99201

Ph: (509) 623-1500

Fx: (509) 623-1634

Bankers

Bank of America

Spokane, Washington USA

Bank of Montreal

Vancouver, BC Canada

Bank of China

Toronto, ON Canada

Canaccord Genuity

Toronto, ON Canada

TD Commercial Bank

Calgary, AB Canada

Auditor

PricewaterhouseCoopers LLP

Vancouver, BC Canada

Counsel

Norton Rose Fulbright LLP

Toronto, Ontario Canada

Baker & McKenzie LLP

Houston, Texas USA

King & Spalding LLP

Houston, Texas USA

McCarthy Tétrault LLP

Toronto, Ontario Canada

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